medies@mail.com

+44 7967 396263

June 21, 2022

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jennie Beysolow, Esq. Donald Field, Esq Amy Geddes, CPA Joel Parker, CPA

Re:	MEDIES Registration Statement on Form S-1 Filed April 15, 2022 Amendment No. 1 to Registration Statement on Form S-1 Filed May 23, 2022 File No. 333-264308

Ladies and Gentlemen:

We are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated June 16, 2022, relating to the Company's Registration Statement on Form S-1, filed with the Commission on April 15, 2022 (the “Registration Statement”). Herewith, Amendment No. 2 to the Registration Statement (“Amendment No. 2”) is being filed in response to the Commission's comments on the Registration Statement. The numbered paragraphs below correspond to the numbered comments in the Staff's letter, and the Staff’s comments are presented in bold italics.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.	We note your response to Comment 3 that you revised to highlight the cross-reference to the risk factors in bold typeface. However, your amendment does not appear to contain this revision. Please highlight the cross-reference to the risk factors section on the prospectus cover page by prominent type. Refer to Item 501(b)(5) of Regulation S-K.

In response to the Staff’s comment, the cover page of the Prospectus Supplement has been revised to highlight the cross-reference to the risk factors in bold typeface.

Use of Proceeds, page 11

2.	We note your response to Comment 8. Please clarify the basis of your statement on page 12 that “Mr. Tindall may not exercise this term until the Company begins making profit and the repayment is viable.” In this regard, we note that the loan confirmation states that the loan is “payable upon demand, but not within two years from the date of this letter” and does not indicate that he may not exercise these repayment rights.

In response to the Staff’s comment, the Company has revised its disclosure to remove the statement in question.

Transactions with Related Persons, Promoters, and Certain Control Persons, page 31

3.	We note your response to Comment 18 and reissue. Please describe your policies and procedures for the review, approval, or ratification of the related party transactions. Refer to Item 404(b) of Regulation S-K. In this regard, we note your disclosure listing considerations which the regulation deems appropriate but that you do not describe your policies.

In response to the Staff’s comment, the Company has revised its statement on page 31 to add description of its policies and procedures for the review, approval, or ratification of the related party transaction.

Financial Statement for the Year Ended February 28, 2022, page F-1

4.	You appear to have corrected errors in the financial statements. Please label the financial statements as restated and provide the disclosures required by ASC 250-10-50-7. In addition, tell us why the date of the audit opinion did not change when the financial statements were subsequently revised. Lastly, please have your auditor provide an updated consent.

In response to the Staff’s comment, the Company has revised its Financial Statement disclosure by labelling financial statements as restated, and by providing an additional disclosure required by ASC 250-10-50-7 on page F-8, subheaded by Reclassifications.

Additionally, the auditor has updated the opinion and a new consent has been filed.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at +44 7967 396 263; or email medies@mail.com.

Sincerely,

MEDIES

/s/ Kenneth Tindall

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